Mail Stop 6010

May 29, 2007

Ms. Donna G. Lee
Chief Financial Officer
Xenonics Holdings, Inc.
2236 Rutherford Road, Suite 123
Carlsbad, CA 92008-7297

> **RE: Xenonics Holdings, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **File No. 1-32469**

Dear Ms. Lee:

We have reviewed your letter dated May 11, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Donna G. Lee
Xenonics Holdings, Inc.
May 29, 2007
Page 2

Form 10-KSB for the year ended September 30, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation, page 13

Results of Operations, page 15

Other Income / Expense, page 17

1. Please refer to prior comment 1. We note from your response that you concluded that
    the error related to the gain recorded on the acquisition on your shares was not
    material to the period ended September 30, 2005. It is unclear from your response as
    to how you plan to correct the error in future periods. Please tell us how you plan to
    correct the error and provide us with your materiality assessment for the period in
    which you plan to correct the error. If you determine that a restatement of prior
    period financial statements in necessary, please refer to Item 4.02 of Form 8-K.

    As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

    You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202)
551-3643 regarding comments on the financial statements and related matters. In this
regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at
(202) 551-3671 with any other questions.

                                                    Sincerely,

                                                    Kevin L. Vaughn
                                                    Branch Chief